Exhibit 12

Public Service Company of New Hampshire and Subsidiary
Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$32,638	$111,397	$96,882	$100,267	$90,067	$65,570
Income tax expense	19,700	71,101	60,993	49,945	50,801	31,990
Equity in earnings of regional nuclear generating companies	(2)	(12)	(8)	(7)	(23)	(50)
Dividends received from regional equity investees	—	42	—	—	80	220
Fixed charges, as below	12,248	47,318	52,769	52,111	54,721	51,227
Less: Interest capitalized (including AFUDC)	(116)	(500)	(1,579)	(7,064)	(6,621)	(3,138)
Total earnings, as defined	$64,468	$229,346	$209,057	$195,252	$189,025	$145,819

Fixed charges, as defined:
Interest on long-term debt (a)	$11,526	$44,370	$46,228	$36,832	$36,220	$33,045
Interest on rate reduction bonds	—	(154)	2,687	6,276	9,660	13,128
Other interest (b)	445	1,960	1,313	1,039	1,187	316
Rental interest factor	161	642	962	900	1,033	1,600
Interest capitalized (including AFUDC)	116	500	1,579	7,064	6,621	3,138
Total fixed charges, as defined	$12,248	$47,318	$52,769	$52,111	$54,721	$51,227

Ratio of Earnings to Fixed Charges	5.26	4.85	3.96	3.75	3.45	2.85

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011, 2010 and 2009, other interest includes interest related to accounting for uncertain tax positions.